FILED PURSUANT TO

RULE 424 (B) (3)

REGISTRATION NO: 333-146959

STRATEGIC STORAGE TRUST, INC.

SUPPLEMENT NO. 17 DATED AUGUST 25, 2009

TO THE PROSPECTUS DATED MARCH 17, 2008

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Trust, Inc. dated March 17, 2008, and Supplement No. 16 dated July 17, 2009. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our offering;

•	the closing of an acquisition of a self storage facility in Jersey City, New Jersey;

•	a revision to the share redemption program;

•	fees paid to our affiliates;

•	revisions to “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to include information for the period ended June 30, 2009;

•	audited financial statements and unaudited pro forma financial information with respect to our acquisition of the United Storage Portfolio; and

•	unaudited financial statements of Strategic Storage Trust, Inc. as of June 30, 2009 and for the three and six months ended June 30, 2008 and 2009.

Status of Our Offering

We commenced the initial public offering of shares of our common stock on March 17, 2008. Through August 20, 2009, we have received aggregate gross offering proceeds of approximately $65.7 million from the sale of approximately 6.6 million shares in our initial public offering. As of August 20, 2009, approximately 103.4 million shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan. The initial public offering will not last beyond March 17, 2011. We also reserve the right to terminate the initial public offering at any time.

Closing of Acquisition of Self Storage Facility in Jersey City, New Jersey

On August 21, 2009, we closed on the purchase of a self storage facility located in Jersey City, New Jersey from an unaffiliated third party. The purchase price for the Jersey City property was $11,625,000, plus closing costs and acquisition fees. We paid cash for the entire purchase price and paid our advisor an acquisition fee of $290,625 in connection with this acquisition. The acquisition of the Jersey City property expands our portfolio to include 11 self storage facilities located in six states (Georgia, Mississippi, Florida, Virginia, New Jersey and Kentucky).

The Jersey City property is an approximately 1090-unit self storage facility that sits on approximately 2.2 acres and contains approximately 91,500 rentable square feet of self storage space, located at 69 Mallory Avenue, Jersey City, New Jersey approximately five miles west of downtown New York City. It was constructed in 1985.

The Jersey City property is located in the southwestern area of the City of Jersey City in an industrial redevelopment area known as the Water Street Redevelopment Area. Access to the area is via the New Jersey Turnpike, Route 440 and Route 1 & 9, and public transportation. The Jersey City property is approximately one mile north of Port Jersey and seven miles northwest of Port Newark/Port Elizabeth in Hudson County, New Jersey. The area within a three mile radius of the Jersey City property had an estimated population of 235,974 in 2008.

Jersey City lies on the west bank of the Hudson River across from New York City, and is considered part of the New York metropolitan area. It is a commercial and industrial center, a port of entry, and a manufacturing center. In recent years, Jersey City has expanded its financial sector as corporations have relocated from New York City or have expanded their presence to downtown Jersey City. With 11 miles of waterfront and significant rail connections, Jersey City is an important transportation and distribution center.

Located between Newark and New York City, the most populated cities of their respective states, Hudson County is ideally situated for industry as well as commerce. Major transportation arteries that serve the county are the New Jersey Turnpike, the Bayonne Bridge, US Routes 1 & 9 and State Routes 3, 169, and 440. High residential densities can be found in Jersey City and Hoboken. Commercial development is generally concentrated in the central business districts, and in “strip” fashion along significant thoroughfares.

Information contained in the description above was primarily obtained from the appraisal of the Jersey City property. Although we believe this independent source is reliable as of its date of issuance, the information contained therein has not been independently verified and we cannot ensure the accuracy or completeness of this information. As a result, you should be aware that the market and demographic data contained herein, and beliefs and estimates based on such data, may not be reliable.

Revision to the Share Redemption Program

The description of our share redemption program in the “Description of Shares – Share Redemption Program” section on pages 130-132 of the prospectus is amended to add the following additional language after the first full paragraph on page 131 as follows:

“In order for a disability to be considered a “qualifying disability,” (1) the stockholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive. The “applicable governmental agencies” are limited to the following: (1) the Social Security Administration; (2) the U.S. Office of Personnel Management; or (3) the Veteran’s Administration.

Redemption requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that we deem acceptable and demonstrates an award of the disability benefits.

If a stockholder seeks redemption of his or her shares due to confinement to a long-term care facility, the stockholder must submit a written statement from a licensed physician certifying either: (1) the stockholder’s continuous and continuing confinement to a long-term care facility over the course of the last year; or (2) that the licensed physician has determined that the stockholder will be indefinitely confined to a long-term care facility. A long-term care facility means an institution that: (1) is either (a) approved by Medicare as a provider of skilled nursing care or (b) licensed as a skilled nursing home by the state in which it is located; and (2) meets all of the following requirements: (a) its main function is to provide skilled, intermediate or custodial nursing care; (b) it provides continuous room and board to three or more persons; (c) it is supervised by a registered nurse or licensed practical nurse; (d) it keeps daily medical records of all medication dispensed; and (e) its primary service is other than to provide housing for residents.”

Fees Paid to Our Affiliates

We have executed an advisory agreement with our advisor and a dealer manager agreement with our dealer manager, which entitles our advisor and our dealer manager to specified fees upon the provision of certain services with regard to this offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by our advisor on our behalf and reimbursement of certain costs and expenses incurred by our advisor in providing services to us.

Pursuant to the terms of those agreements, the following related party costs were incurred for the three and six months ended June 30, 2009 and the six months ended June 30, 2008:

	Three Months Ended June 30, 2009 Incurred	Six Months Ended June 30, 2009 Incurred	Six Months Ended June 30, 2008 Incurred
Expensed
Reimbursement of operating expenses (including organizational costs)	$192.478	$356,958	$507,995
Asset management fees	74,883	128,984	—
Property management fees	56,713	104,259	—
Acquisition fees and acquisition expenses	244,630	495,282	—
Capitalized
Prepaid expenses and other assets	—	—	180,114
Additional Paid-in Capital
Selling Commissions	1,412,370	2,208,800	219,594
Dealer management fee	605,302	946,628	96,436
Reimbursements of offering costs	329,333	644,068	2,056,211

Total	$2,915,709	$4,884,979	$3,060,350

As of June 30, 2009, we had amounts due to affiliates totaling $1,176,172.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our accompanying unaudited consolidated financial statements and the notes thereto as of and for the three and six months ended June 30, 2009 contained in this supplement as well as our December 31, 2008 audited consolidated financial statements and the notes thereto contained in Supplement No. 16 dated July 17, 2009.

Forward-Looking Statements

This supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and 21E of the Securities Exchange Act of 1934. Such statements include, in particular, statements about our plans, strategies, and prospects and are subject to certain risks and uncertainties, including known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Therefore, such statements are not intended to be a guarantee of our performance in future periods. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this supplement. Any such forward-looking statements are subject to risks, uncertainties, and other factors and are based on a number of assumptions involving judgments with respect to, among other things, future economic, competitive, and market conditions, all of which are difficult or impossible to predict accurately. See the risk factors in our prospectus for a discussion of the risks and uncertainties that could cause actual results to differ materially from those presented in our forward-looking statements.

Overview

Strategic Storage Trust, Inc. was formed on August 14, 2007 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities and related self storage real estate investments. We are subject to the general risks associated with a start-up enterprise, including the risk of business failure. Our year end is December 31.

On August 24, 2007, our advisor purchased 100 shares of common stock for $1,000 and became our initial stockholder. Our Charter authorizes 700,000,000 shares of common stock with a par value of $0.001 and 200,000,000 shares of preferred stock with a par value of $0.001. We are currently offering a maximum of 110,000,000 shares of common stock, consisting of 100,000,000 shares for sale to the public (Primary Offering) and 10,000,000 shares for sale pursuant to our distribution reinvestment plan (collectively, Offering).

On March 17, 2008, the SEC declared our registration statement effective. On May 22, 2008, we satisfied the minimum offering requirements of the Primary Offering and commenced formal operations. As of June 30, 2009, we had issued approximately 5.3 million shares of our common stock for gross proceeds of approximately $53.1 million.

In addition to sponsoring our Offering, our sponsor owns a majority of Strategic Storage Holdings, LLC, which is the sole member of our advisor and our property manager.

On September 25, 2008, we closed on the purchase of our first two self storage facilities located in Biloxi, Mississippi and Gulf Breeze, Florida. As of June 30, 2009, we owned eight self storage facilities in Florida, Georgia, Kentucky, Mississippi and Virginia, comprising approximately 4,270 units and 536,000 net rentable square feet.

We derive revenues principally from rents received from our customers who rent units at our self storage facilities under month-to-month leases. Therefore our operating results depend significantly on our ability to retain our existing customers and lease our available self storage units to new customers, while maintaining and, where possible, increasing the prices for our self storage units. Additionally, our operating results depend on our customers making their required rental payments to us. We believe that our property manager’s approach to the management and operation of our facilities, which emphasizes local market oversight and control, results in quick and effective response to changes in local market conditions, including increasing rents and/or increasing occupancy levels where appropriate.

Competition in the market areas which we operate is significant and affects the occupancy levels, rental rates, rental revenues and operating expenses of our facilities. Development of any new self storage facilities would intensify competition of self storage operators in markets in which we operate.

We believe that we will experience minor seasonal fluctuations in the occupancy levels of our facilities, which we believe will be slightly higher over the summer months due to increased moving activity.

We have no employees and are externally advised and managed by our advisor.

Critical Accounting Estimates

We have established accounting policies which conform to generally accepted accounting principles (“GAAP”). Preparing financial statements in conformity with GAAP requires management to use judgment in the application of accounting policies, including making estimates and assumptions. Following is a discussion of the estimates and assumptions used in setting accounting policies that we consider critical in the presentation of our financial statements. Many estimates and assumptions involved in the application of GAAP may have a material impact on our financial condition or operating performance, or on the comparability of such information to amounts reported for other periods, because of the subjectivity and judgment required to account for highly uncertain items or the susceptibility of such items to change. These estimates and assumptions affect our reported amounts of assets and liabilities, our disclosure of contingent assets and liabilities at the dates of the financial statements and our reported amounts of revenue and expenses during the period covered by this report. If management’s judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied or different amounts of assets, liabilities, revenues and expenses would have been recorded, thus resulting in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements. Additionally, other companies may use different estimates and assumptions that may impact the comparability of our financial condition and results of operations to those companies.

We believe that our critical accounting policies include the following: real estate purchase price allocations; the evaluation of whether any of our real estate assets have been impaired; the determination of the useful lives of our long lived assets; and the evaluation of the consolidation of our interests in joint ventures. The following discussion of these policies supplements, but does not supplant the description of our significant accounting policies, as contained in Note 2 to the consolidated financial statements included in this supplement, and is intended to present our analysis of the uncertainties involved in arriving upon and applying each policy.

Real Estate Purchase Price Allocation

We allocate the purchase prices of acquired properties based on a number of estimates and assumptions. We allocate the purchase prices to the tangible and intangible assets acquired and the liabilities assumed based on estimated fair values. These estimated fair values will be based upon comparable market sales information for land and estimates of depreciated replacement cost of equipment, building and site improvements. Acquisitions of portfolios of properties will be allocated to the individual properties based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which we will estimate based upon the relative size, age, and location of the individual property along with actual historical and estimated occupancy and rental rate levels, and other relevant factors. If available, and determined by management to be appropriate, appraised values will be used, rather than these estimated values. Because we believe that substantially all of the leases in place at properties we will acquire will be at market rates, as the majority of the leases are month-to-month contracts, we do not expect to allocate any portion of the purchase prices to above or below market leases. The determination of market rates is also subject to a number of estimates and assumptions. Our allocations of purchase prices could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such allocations may vary dramatically based on the estimates and assumptions we use.

Impairment of Real Property Assets

The majority of our assets consist of long-lived real estate assets. We will continually evaluate such assets for impairment based on events and changes in circumstances that may arise in the future and that may impact the carrying amounts of our real estate assets. When indicators of potential impairment are present, we will assess the recoverability of the particular real estate asset by determining whether the carrying value of the real estate asset will be recovered, through an evaluation of the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. This evaluation is based on a number of estimates and assumptions. Based on this evaluation, if the expected undiscounted future cash flows do not exceed the carrying value, we will adjust the real estate asset to fair value and recognize an impairment loss. Our evaluation of the impairment of real property assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the amount of impairment loss, if any, recognized may vary based on the estimates and assumptions we use.

Estimated Useful Lives of Long-Lived Assets

We assess the useful lives of the assets underlying our properties based upon a subjective determination of the period of future benefit for each asset. We will record depreciation expense with respect to these assets based upon the estimated useful lives we determine. Our determinations of the useful lives of the assets could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as such determinations, and the corresponding amount of depreciation expense, may vary dramatically based on the estimates and assumptions we use.

Consolidation of Investments in Joint Ventures

We evaluate the consolidation of our investments in joint ventures according to ARB No. 51 pursuant to FIN 46R. This evaluation requires us to determine whether we have a controlling interest in a joint venture through a means other than voting rights, and, if so, such joint venture may be required to be consolidated in our financial statements. Our evaluation of our joint ventures under FIN 46R could result in a materially different presentation of the financial statements or materially different amounts being reported in the financial statements, as the entities included in our financial statements may vary based on the estimates and assumptions we use.

REIT Qualification

We intend to make an election under Section 856(c) of the Code to be taxed as a REIT commencing with the taxable year ended December 31, 2008. By qualifying as a REIT for federal income tax purposes, we generally will not be subject to federal income tax on income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year in which our qualification is denied. Such an event could materially and adversely affect our net income and could have a material adverse impact on our financial conditions and results of operations. However, we believe that we are organized and will operate in a manner that will enable us to qualify for treatment as a REIT for federal income tax purposes commencing with the year ending December 31, 2008, and we intend to continue to operate as to remain qualified as a REIT for federal income tax purposes.

Results of Operations

Overview

On May 22, 2008, we satisfied the minimum offering requirements of our primary offering and commenced formal operations. On September 25, 2008, we closed on the purchase of our first two self storage facilities. As of June 30, 2009, we owned eight self storage facilities in Florida, Georgia, Kentucky, Mississippi and Virginia, comprising approximately 4,270 units and 536,000 net rentable square feet. The operating results of such facilities are included in our results of operations from their respective purchase dates.

As we had no self storage rental operations during the three and six-month periods ended June 30, 2008, we believe there is little basis for comparison with the three and six-month periods ended June 30, 2009. Additionally, our results of operations for the six months ended June 30, 2009, are not indicative of those expected in future periods as we expect that rental income, operating expenses, depreciation and amortization expense and interest expense will each significantly increase in future periods as a result of anticipated future acquisitions of real estate assets.

Operating Results for the Three Months Ended June 30, 2009

Self Storage Rental Income

Rental income for the three months ended June 30, 2009, was $805,315, which represents three months of rental income from the three self storage facilities acquired in 2008, three months of rental income from the three self storage facilities acquired on February 12, 2009, and 30 days of rental income from the two self storage facilities acquired on June 1, 2009. We expect rental income to increase in future periods as we acquire additional operating facilities.

Property Operating Expenses

Property operating expenses for the three months ended June 30, 2009 were $515,492, which represents three months of operating expenses from the three self storage facilities acquired in 2008, and three months of operating expenses from the three self storage facilities acquired on February 12, 2009, and 30 days of operating expenses from the two self storage facilities acquired on June 1, 2009. Property operating expenses include the costs to operate our facilities including payroll, utilities, insurance, real estate taxes, marketing, property management fees and asset management fees. Of the total operating expenses, $131,596 was paid to affiliates. We expect property operating expenses to increase in future periods as we acquire additional operating facilities.

General and Administrative Expenses

General and administrative expenses for the three months ended June 30, 2009 were $464,763 compared to $504,328 for the three months ended June 30, 2008. Such expenses consist primarily of legal expenses, directors’ and officers’ insurance expense, an allocation of a portion of our advisor’s payroll related costs and board of directors related costs. We expect general and administrative costs to increase in future periods as we make additional investments, but expect such expenses to decrease as a percentage of total revenues.

Depreciation and Amortization Expenses

Depreciation and amortization expenses for the three months ended June 30, 2009 were $370,696 compared to $8,281 for the three months ended June 30, 2008. Depreciation expense consists primarily of deprecation on the buildings and site improvements at our eight properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions in 2008. The increase in depreciation and amortization expenses is attributable to our acquisition of properties during the second half of 2008 through June 30, 2009. We expect depreciation and amortization expenses to increase in future periods as we acquire additional operating facilities.

Interest Expense

Interest expense was $139,000 for the three months ended June 30, 2009 and relates to interest incurred on the promissory notes we have entered into to fund portions of our acquisitions of our self storage facilities. We expect interest expense to increase in future periods as we acquire additional operating facilities.

Property Acquisition Expenses

Property acquisition expenses for the three months ended June 30, 2009 were $1,037,176 compared to none for the three months ended June 30, 2008. Approximately $515,000 of property acquisition expenses for the three months ended June 30, 2009 relates to acquisition related transaction costs incurred in connection with both closed and potential acquisitions. We expect that such costs will increase in future periods as we increase our acquisition activity. In addition, we incurred approximately $522,000 of one-time costs related to the REIT I Merger Transaction and the REIT II Merger Transaction. Under SFAS 141R, such costs are required to be expensed as incurred compared to the prior practice of capitalizing such costs and amortizing them over the estimated life of the assets acquired.

Operating results for the six months ended June 30, 2009

Self Storage Rental Income

Rental income for the six months ended June 30, 2009 was $1,382,006, which represents six months of rental income from the three self storage facilities acquired in 2008, 139 days of rental income from the three self storage facilities acquired on February 12, 2009, and 30 days of rental income from the two self storage facilities acquired on June 1, 2009. We expect rental income to increase in future periods as we acquire additional operating facilities.

Property Operating Expenses

Property operating expenses for the six months ended June 30, 2009 were $837,927, which represents six months of operating expenses from the three self storage facilities acquired in 2008, and 139 days of operating expenses from the three self storage facilities acquired on February 12, 2009 and 30 days of operating expenses from the two self storage facilities acquired on June 1, 2009. Property operating expenses include the costs to operate our facilities including payroll, utilities, insurance, real estate taxes, marketing, property management fees and asset management fees. Of the total operating expenses, $233,243 was paid to affiliates. We expect property operating expenses to increase in future periods as we acquire additional operating facilities.

General and Administrative Expenses

General and administrative expenses for the six months ended June 30, 2009 were $901,307 compared to $504,328 for the six months ended June 30, 2008. Such expenses consist primarily of legal expenses, directors and officers’ insurance expense, an allocation of a portion of our advisor’s payroll related costs and board of directors related costs. The increase in 2009 over 2008 is primarily due to increased payroll, legal and accounting expenses. We expect general and administrative costs to increase in future periods as we make additional investments, but expect such expenses to decrease as a percentage of total revenues.

Depreciation and Amortization Expenses

Depreciation and amortization expenses were $684,046 for the six months ended June 30, 2009 compared to $8,281 for the six months ended June 30, 2008. Depreciation expense consists primarily of deprecation on the buildings and site improvements at our eight properties. Amortization expense consists of the amortization of intangible assets resulting from our acquisitions in 2008. The increase in depreciation and amortization expenses is attributable to our acquisition of properties during the second half of 2008 through June 30, 2009. We expect depreciation and amortization expenses to increase in future periods as we acquire additional operating facilities.

Interest Expense

Interest expense was $286,748 for the six months ended June 30, 2009 and relates to interest incurred on the promissory notes we have entered into to fund portions of our acquisitions of our self storage facilities. We expect interest expense to increase in future periods as we acquire additional operating facilities.

Property Acquisition Expenses

Property acquisition expenses for the six months ended June 30, 2009 were $1,546,731 compared to none for the six months ended June 30, 2008. Approximately $934,000 of the property acquisition expenses for the six months ended June 30, 2009 primarily relates to acquisition related transaction costs incurred in connection with both current and potential acquisitions in 2009. We expect that such costs will increase in future periods as we acquire additional operating facilities. In addition, we incurred approximately $613,000 of one-time costs related to the REIT I Merger Transaction and the REIT II Merger Transaction. Under SFAS 141R, such costs are required to be expensed as incurred compared to the prior practice of capitalizing such costs and amortizing them over the estimated life of the assets acquired.

Funds From Operations

We believe that funds from operations (“FFO”) provides relevant and meaningful information about our operating performance that is necessary, along with net income and cash flows, for an understanding of our operating results. Because FFO calculations exclude such factors as depreciation and amortization of real estate assets and gains from sales of operating real estate assets (which can vary among owners of identical assets in similar conditions based on historical cost accounting and useful life estimates), they facilitate comparisons of operating performance between periods and between other REIT’s. We believe that historical cost accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the use of FFO, together with the required GAAP presentations, provides a more complete understanding of our performance relative to our competitors and a more informed and appropriate basis on which to make decisions involving operating, financing, and investing activities. Other REITs may not define FFO in accordance with the current National Association of Real Estate Investment Trusts (“NAREIT”) definition or may interpret the current NAREIT definition differently from us.

FFO is a non-GAAP financial measure and does not represent net income as defined by GAAP. Net income as defined by GAAP is the most relevant measure in determining our operating performance because FFO includes adjustments that investors may deem subjective, such as adding back expenses such as depreciation and amortization. Accordingly, FFO should not be considered as an alternative to net income as an indicator of our operating performance.

Our calculation of FFO, which we believe is consistent with the calculation of FFO as defined by NAREIT, is presented in the following table for the three months and six months ended June 30, 2009:

	Three months ended June 30, 2009	Six months ended June 30, 2009
Net loss	$(1,716,046)	$(2,933,107)
Add:
Depreciation	208,237	359,675
Amortization of intangible assets	150,901	301,802

FFO	$(1,356,908)	$(2,271,630)

Set forth below is additional information related to certain items included in net loss above, which may be helpful in assessing our operating results. Please see the accompanying consolidated statements of cash flows for details of our operating, investing and financing activities.

Significant Items Included in Net Loss:

•

In accordance with GAAP, as of January 1, 2009, acquisition related transaction costs are required to be expensed as incurred compared to the prior practice of capitalizing such costs and amortizing them over the estimated useful lives of the assets acquired. Such costs totaled approximately $1,037,000 and $1,547,000 for the three months and six months ended June 30, 2009, respectively. These costs have been and will continue to be funded with cash proceeds from our Primary Offering.

•	The amortization of deferred financing costs totaled $17,555 and $98,667 for the three months and six months ended June 30, 2009, respectively.

Liquidity and Capital Resources

Short-Term Liquidity and Capital Resources

We generally expect that we will meet our short-term operating liquidity requirements from the combination of proceeds of the Offering, net cash provided by property operations and advances from our advisor which will be repaid, without interest, as funds are available after meeting our current liquidity requirements, subject to the limitations on reimbursement set forth in our advisory agreement with our advisor. Per the advisory agreement, all advances from our advisor shall be reimbursed no less frequently than monthly, although our advisor has indicated that it may waive such a requirement on a month-by-month basis. The organizational and offering costs associated with the Offering will initially be paid by us or our advisor. Our advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Operating cash flows are expected to increase as properties are added to our portfolio.

Long-Term Liquidity and Capital Resources

On a long-term basis, our principal demands for funds will be for property acquisitions, either directly or through entity interests, for the payment of operating expenses and distributions, and for the payment of interest on our outstanding indebtedness. We have entered into a loan agreement for the BB&T Loan and additionally, in connection with our acquisition of the Best Self Storage Portfolio on February 12, 2009, we entered into two promissory notes issued by the sellers of the facilities. Generally, cash needs for items, other than property acquisitions, will be met from operations and proceeds received from the Offering. However, there may be a delay between the sale of our shares and our purchase of properties that could result in a delay in the benefits to our stockholders, if any, of returns generated from our investment operations. Our advisor will evaluate potential additional property acquisitions and engage in negotiations with sellers on our behalf. After a purchase contract is executed that contains specific terms, the property will not be purchased until the successful completion of due diligence, which includes, among other items, review of the title insurance commitment, an appraisal and an environmental analysis. In some instances, the proposed acquisition will require the negotiation of final binding agreements, which may include financing documents. During this period, we may decide to temporarily invest any unused proceeds from the Offering in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

Our board of directors will determine the amount and timing of distributions to our stockholders and will base such determination on a number of factors, including funds available for payment of distributions, financial condition, capital expenditure requirements and annual distribution requirements needed to maintain our status as a REIT under the Code.

Potential future sources of capital include proceeds from the Offering, proceeds from secured or unsecured financings from banks or other lenders, proceeds from the sale of properties and undistributed funds from operations. If necessary, we may use financings or other sources of capital in the event of unforeseen significant capital expenditures. To the extent we are not able to secure additional financing in the form of a credit facility or other third party source of liquidity, we will be heavily dependent upon the proceeds of the Offering and income from operations in order to meet our long-term liquidity requirements and to fund our distributions.

Potential Mergers with Private REITs

Execution of Merger Agreement with Self Storage REIT, Inc.

On June 30, 2009, we entered into an Agreement and Plan of Merger (REIT I Merger Agreement) with Self Storage REIT, Inc. (REIT I), a private real estate investment trust sponsored by our sponsor, and SS REIT I Acquisition, Inc. (REIT I Merger Sub), providing for the merger of REIT I Merger Sub, our wholly-owned subsidiary, with and into REIT I, resulting in REIT I becoming a wholly-owned subsidiary of us (REIT I Merger Transaction).

The REIT I Merger Transaction is subject to customary conditions to closing, including the receipt of the required approval of the common stockholders of REIT I and certain lender consents. We expect that REIT I will hold a special meeting of its stockholders in September 2009 at which REIT I stockholders will be asked to approve the REIT I Merger Agreement and the REIT I Merger Transaction on the terms set forth therein.

If the REIT I Merger Transaction is completed, we will exchange 1.05 shares of our common stock for each 1.0 share of REIT I common stock (equivalent to $10.50 per share of REIT I common stock) as consideration for the REIT I Merger Transaction. We estimate issuing 3,475,000 shares of our common stock to the REIT I stockholders. After the REIT I Merger Transaction, current REIT I stockholders would become our stockholders with each of their shares of REIT I common stock being converted to shares of our common stock at the ratio set forth above.

We expect to complete the REIT I Merger Transaction during the third quarter of 2009 assuming that all of the conditions in the REIT I Merger Agreement are satisfied or waived.

REIT I has agreed to pay us a “break-up fee” upon certain limited instances of termination.

The REIT I Merger Agreement provides that we and REIT I will pay our own costs and expenses incurred in connection with the REIT I Merger Agreement and the transactions contemplated by the REIT I Merger Agreement. If, however, the REIT I Merger Agreement is properly terminated by either party due to the material breach by the other party of its representations, warranties or covenants, then the breaching party will pay the reasonable out-of-pocket costs and expenses incurred by the non-breaching party.

REIT I wholly owns six self storage facilities in Florida, South Carolina, Tennessee and Texas, comprising approximately 5,270 units and 759,600 rentable square feet, including drive-up, climate-controlled, RV, store-front and office units. REIT I also owns preferred equity and/or minority interests in three self storage facilities located in California and Maryland, comprising approximately 2,900 units and 401,000 rentable square feet, and an interest in a net leased industrial property in California with 356,000 rentable square feet leased to a single tenant.

Execution of Merger Agreement with Self Storage REIT II, Inc.

On June 30, 2009, we entered into an Agreement and Plan of Merger (REIT II Merger Agreement) with Self Storage REIT II, Inc. (REIT II), a private real estate investment trust sponsored by our sponsor, and SS REIT II Acquisition, Inc. (REIT II Merger Sub), providing for the merger of REIT II Merger Sub, our wholly-owned subsidiary, with and into REIT II, resulting in REIT II becoming a wholly-owned subsidiary of us (REIT II Merger Transaction).

The REIT II Merger Transaction is subject to customary conditions to closing, including the receipt of the required approval of the common stockholders of REIT II and certain lender consents. We expect that REIT II will hold a special meeting of its stockholders in September 2009 at which REIT II stockholders will be asked to approve the REIT II Merger Agreement and the REIT II Merger Transaction on the terms set forth therein. The closing of the REIT II Merger Transaction is also conditioned upon the simultaneous closing of the REIT I Merger Transaction; however, the REIT I Merger Transaction is not conditioned upon the closing of the REIT II Merger Transaction.

If the REIT II Merger Transaction is completed, we will exchange 1.0 shares of our common stock for each 1.0 share of REIT II common stock (equivalent to $10.00 per share of REIT II common stock) as consideration for the REIT II Merger Transaction. We estimate issuing 2,730,000 shares of our common stock to the REIT II stockholders. After the REIT II Merger Transaction, current REIT II stockholders would become our stockholders with each of their shares of REIT II common stock being converted to shares of our common stock at the ratio set forth above.

We expect to complete the REIT II Merger Transaction during the third quarter of 2009 assuming that all of the conditions in the REIT II Merger Agreement are satisfied or waived.

REIT II has agreed to pay us a “break-up fee” upon certain limited instances of termination.

The REIT II Merger Agreement provides that we and REIT II will pay our own costs and expenses incurred in connection with the REIT II Merger Agreement and the transactions contemplated by the REIT II Merger Agreement. If, however, the REIT II Merger Agreement is properly terminated by either party due to the material breach by the other party of its representations, warranties or covenants, then the breaching party will pay the reasonable out-of-pocket costs and expenses incurred by the non-breaching party.

REIT II wholly owns four self storage facilities in Alabama, Nevada, and Texas and owns a majority interest in another self storage facility in California, comprising approximately 3,125 units and 477,900 rentable square feet, including drive-up, climate-controlled, RV, store-front, wine storage and parking units. REIT II also owns minority interests in three entities with properties located in Alabama, Georgia, North Carolina and Texas, comprising approximately 9,950 units and 1.3 million rentable square feet.

Subsequent Events

Acquisitions

On July 17, 2009, we acquired two self storage facilities located in Erlanger, Kentucky and Florence, Kentucky, from an unaffiliated third party for a total purchase price of $9,700,000, plus closing costs and acquisition fees. We paid cash for the entire purchase price and paid our advisor an acquisition fee of $242,500 in connection with this acquisition. We will account for the acquisition of these properties in accordance with SFAS 141R.

Potential Acquisition

On August 7, 2009, our board of directors approved the potential acquisition of a facility located in Jersey City, New Jersey from an unaffiliated third party. The purchase price for the facility is $11,625,000 and a $100,000 deposit was paid by us in accordance with the purchase agreement, which was assigned to us from our sponsor, Strategic Capital Holdings, LLC. We expect this acquisition to close by the end of the third quarter of 2009 using the net proceeds of our Primary Offering. We anticipate paying our advisor an acquisition fee of $290,625 in connection with this acquisition.

Offering Status

As of August 12, 2009, we have issued approximately 6.3 million shares of our common stock for gross proceeds of approximately $63.3 million.

Audited Financial Statements and Unaudited Pro Forma Financial Information Reflecting the Acquisition of the United Storage Portfolio.

As previously disclosed, on June 1, 2009, we acquired two self storage facilities located in Marietta, Georgia and Alpharetta, Georgia (United Storage Portfolio). The purchase price for the United Storage Portfolio was $9,600,000, plus closing costs and acquisition fees. As part of this supplement, we have included audited financial statements and pro forma financial information related to this acquisition.

Unaudited Financial Statements

The financial statements of Strategic Storage Trust, Inc., as of June 30, 2009, and for the three and six month periods ended June 30, 2008 and 2009, which are included in this supplement, have not been audited.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders

Strategic Storage Trust, Inc.

Ladera Ranch, California

We have audited the accompanying combined statement of revenue and certain operating expenses (the “Historical Summary”) of the properties located at Powers Ferry Road, Marietta, Georgia, and Jones Bridge Road, Alpharetta, Georgia, acquired from Storage Partners of Powers Ferry Road, LLC and Storage Partners of Alpharetta, LLC, respectively (collectively, the “United Storage Portfolio”) for the year ended December 31, 2008. The Historical Summary is the responsibility of the United Storage Portfolio’s management. Our responsibility is to express an opinion on the Historical Summary based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Historical Summary. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall Historical Summary presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in Form 8-K/A and in the registration statement on Form S-11 of Strategic Storage Trust, Inc.) as described in Note 1 and is not intended to be a complete presentation of the United Storage Portfolio’s revenue and expenses.

In our opinion, the Historical Summary referred to above presents fairly, in all material respects, the combined revenue and certain operating expenses described in Note 1 of the combined statement of revenue and certain operating expenses of the United Storage Portfolio for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Reznick Group, P.C.

Baltimore, Maryland
August 11, 2009

UNITED STORAGE PORTFOLIO

COMBINED STATEMENT OF REVENUE AND

CERTAIN OPERATING EXPENSES

Year ended December 31, 2008

REVENUE
Net rental revenue	$1,196,881
Other operating income	80,974

Total revenue		$1,277,855
CERTAIN OPERATING EXPENSES
Property operating expenses	184,944
Salaries and related expenses	167,491
Marketing expense	32,093
Real estate taxes	153,063
Property insurance	17,140

Total certain operating expenses		554,731

Revenue in excess of certain operating expenses		$723,124

See notes to combined statement of revenue and certain operating expenses.

UNITED STORAGE PORTFOLIO

NOTES TO COMBINED STATEMENT OF REVENUE

AND CERTAIN OPERATING EXPENSES

December 31, 2008

Note 1. Organization and Basis of Presentation

The accompanying combined statement of revenue and certain operating expenses includes the revenue and certain operating expenses of properties located in Marietta, Georgia acquired from Storage Partners of Powers Ferry Road, LLC and Alpharetta, Georgia acquired from Storage Partners of Alpharetta, LLC (collectively, the “United Storage Portfolio”). Strategic Storage Trust, Inc. (the “Company”) acquired the United Storage Portfolio on June 1, 2009 for a total purchase price of $9.6 million, plus closing costs and acquisition fees. On the date of acquisition, the United Storage Portfolio contained 506 storage units in Marietta and 646 storage units in Alpharetta.

The accompanying combined statement of revenue and certain operating expenses (the “Historical Summary”) was prepared for the purpose of complying with Rule 3-14 of Regulation S-X of the Securities and Exchange Commission for the acquisition of real estate properties. The combined statement of revenue and certain operating expenses is not representative of the actual operations of the United Storage Portfolio for the period presented, because certain operating expenses that may not be comparable to the expenses to be incurred in the proposed future operations of the United Storage Portfolio have been excluded. Expenses excluded generally consist of management fees, interest and debt related costs, depreciation and amortization expense, interest income, income taxes and certain other allocated corporate expenses not directly related to the operations of the United Storage Portfolio. Therefore the combined statement of revenue and certain operating expenses may not be comparable to a statement of operations for the United Storage Portfolio after their acquisition by the Company. Except as noted above, management of the United Storage Portfolio is not aware of any material factors relating to the United Storage Portfolio for the year ended December 31, 2008 that would cause the reported combined financial information not to be indicative of future operating results.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting

The combined statement of revenue and certain operating expenses has been prepared using the accrual method of accounting on the basis of presentation described in Note 1. As such, revenue is recorded when earned and expenses are recognized when incurred.

Revenue Recognition

Rental revenue is recognized when due over the lease terms, which are generally month-to-month leases. Other operating income, consisting primarily of late fees and ancillary revenue, is recognized when earned.

Property Operations

Certain operating expenses represent the direct expenses of operating the United Storage Portfolio and consist primarily of common area maintenance, utilities, real estate taxes, insurance, general and administrative and other operating expenses that are expected to continue in the ongoing operation of the United Storage Portfolio.

Use of Estimates

The preparation of the Historical Summary in accordance with accounting principles generally accepted in the United States of America requires management of the United Storage Portfolio to make certain estimates and assumptions that affect the reported amounts of revenue and certain operating expenses during the reporting period. Actual results could differ from those estimates.

Advertising

Advertising costs are charged to expense as incurred.

STRATEGIC STORAGE TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2008 and the Six Months Ended June 30, 2009

The following unaudited pro forma consolidated statements of operations are based on the historical consolidated statements of operations of Strategic Storage Trust, Inc., a Maryland corporation (the “Company”) and the historical statements of operations of two self storage facilities purchased from Storage Partners of Alpharetta, LLC and Storage Partners of Powers Ferry Road, LLC on June 1, 2009. The unaudited pro forma consolidated statement of operations for the year ended December 31, 2008 gives effect to this acquisition as if it was completed as of January 1, 2008. The unaudited pro forma consolidated statement of operations for the six months ended June 30, 2009 gives effect to this acquisition as if it was completed as of January 1, 2009.

The information included in the “Strategic Storage Trust, Inc. Historical” column of the unaudited pro forma consolidated statement of operations for the year ended December 31, 2008 sets forth the Company’s historical consolidated statement of operations which are derived from the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 10-K filed with the SEC for the period ended December 31, 2008. The information included in the “Strategic Storage Trust, Inc. Historical” column of the unaudited pro forma consolidated statement of operations for the six months ended June 30, 2009 sets forth the Company’s historical consolidated statement of operations which are derived from the Company’s unaudited consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q filed with the SEC for the period ended June 30, 2009 (“Second Quarter Form 10-Q”).

The unaudited pro forma adjustments are based on available information and certain assumptions that the Company believes are reasonable and factually supportable. These unaudited pro forma financial statements do not purport to represent what the actual results of operations of the Company would have been assuming such transaction had been completed as set forth above nor does it purport to represent the results of operations of the Company for future periods.

The Company did not present an unaudited pro forma balance sheet because the acquisition has been reflected in the Company’s Second Quarter Form 10-Q.

You should read the unaudited pro forma consolidated statements of operations set forth below in conjunction with the audited and unaudited consolidated financial statements and related notes of the Company included in the SEC filings discussed above.

STRATEGIC STORAGE TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2008

	Strategic Storage Trust, Inc. Historical	Completed Facility Acquisition Note 2	Pro Forma Adjustments Note 3		Strategic Storage Trust, Inc. Pro Forma
Revenues:
Self storage rental income	$363,006	$1,196,881	$—		$1,559,887
Ancillary operating income	2,645	80,974	—		83,619

Total revenues	365,651	1,277,855	—		1,643,506

Operating expenses:
Property operating expenses	119,540	554,731	—		674,271
Property operating expenses - affiliates	54,485	—	172,671	1	227,156
General and adminstrative	1,247,654	—	—		1,247,654
Depreciation	111,256	—	251,738	2	362,994
Intangible amortization expense	148,735	—	—		148,735

Total operating expenses	1,681,670	554,731	424,409		2,660,810

Operating income (loss)	(1,316,019)	723,124	(424,409)		(1,017,304)
Other income (expense):
Interest expense	(141,555)	—	—		(141,555)
Deferred financing amortization expense	(88,427)	—	—		(88,427)
Interest income	27,126	—	—		27,126
Other financing costs	(48,490)	—	—		(48,490)
Property acquisition expenses - affiliates	—	—	(240,928)	3	(240,928)
Other property acquisition expenses	—	—	(105,983)	3	(105,983)
Other	(27,678)	—	—		(27,678)

Net loss	(1,595,043)	723,124	(771,320)		(1,643,239)
Less: Net loss attributable to the noncontrolling interest	90,750	—	(72,398)	4	18,352

Net loss attributable to Strategic Storage Trust, Inc.	$(1,504,293)	$723,124	$(843,718)		$(1,624,887)

Net loss per share - basic and diluted	$(2.50)				$(0.93)
Weighted average shares outstanding	601,403			5	1,746,812

See notes to unaudited pro forma consolidated statements of operations.

STRATEGIC STORAGE TRUST, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2009

	Strategic Storage Trust, Inc. Historical	Facility Acquisition Note 2	Pro Forma Adjustments Note 3		Strategic Storage Trust, Inc. Pro Forma
Revenues:
Self storage rental income	$1,382,006	$498,240	$—		$1,880,246
Ancillary operating income	22,950	33,374	—		56,324

Total revenues	1,404,956	531,614	—		1,936,570

Operating expenses:
Property operating expenses	604,684	216,188	—		820,872
Property operating expenses - affiliates	233,243	—	71,897	1	305,140
General and adminstrative	901,307	—	—		901,307
Depreciation	382,244	—	104,891	2	487,135
Intangible amortization expense	301,802	—	—		301,802

Total operating expenses	2,423,280	216,188	176,788		2,816,256

Operating loss	(1,018,324)	315,426	(176,788)		(879,686)
Other income (expense):
Interest expense	(286,748)	—	—		(286,748)
Deferred financing amortization expense	(98,667)	—	—		(98,667)
Interest income	3,756	—	—		3,756
Property acquisition expenses - affiliates	(495,282)	—	—		(495,282)
Other property acquisition expenses	(1,051,449)	—	—		(1,051,449)
Other	(3,285)	—	—		(3,285)

Net loss	(2,949,999)	315,426	(176,788)		(2,811,361)
Less: Net loss attributable to the noncontrolling interest	16,892	—	(5,243)	4	11,649

Net loss attributable to Strategic Storage Trust, Inc.	$(2,933,107)	$315,426	$(182,031)		$(2,799,712)

Net loss per share - basic	$(0.85)				$(0.61)
Net loss per share - diluted	$(0.85)				$(0.61)
Weighted average shares outstanding - basic	3,447,868			5	4,593,277
Weighted average shares outstanding - diluted	3,451,231			5	4,596,640

See notes to unaudited pro forma consolidated statements of operations.

STRATEGIC STORAGE TRUST, INC.

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

For the Year Ended December 31, 2008 and the Six Months Ended June 30, 2009

Note 1. Acquisition

On June 1, 2009, the Company, through wholly-owned subsidiaries of the Company’s operating partnership closed on the purchase of two self storage facilities located in Marietta, Georgia (“Marietta Property”), and Alpharetta, Georgia (“Alpharetta Property”) (collectively, the “United Storage Portfolio”) from Storage Partners of Alpharetta, LLC and Storage Partners of Powers Ferry Road, LLC (collectively, the “Sellers”), unaffiliated third parties. The purchase price for the United Storage Portfolio was $9,600,000 plus closing costs and acquisition fees. The Company paid cash for the entire purchase price and paid its advisor $240,000 in acquisition fees in connection with this acquisition.

The Marietta Property is an approximately 500-unit self storage facility that sits on approximately 1.2 acres and contains approximately 52,000 rentable square feet of self storage space. The Alpharetta Property is an approximately 670-unit self storage facility that sits on approximately 3.8 acres and contains approximately 76,500 rentable square feet of self storage space.

Note 2. Statement of Operations – Completed Facility Acquisition

This acquisition was completed on June 1, 2009. Therefore, these historical amounts represent unaudited results of the United Storage Portfolio for the year ended December 31, 2008 and the six months ended June 30, 2009.

Note 3. Statement of Operations – Pro Forma Adjustments

(1)	Adjustment reflects the additional fees the Company’s advisor or its affiliates are entitled to pursuant to the Company’s advisory agreement and property management agreement as compared to historical amounts. The Company’s advisor is paid an asset management fee of one-twelfth of one-percent of average invested assets calculated on a monthly basis. The Company’s property manager is paid a monthly fee of 6% of gross revenues received from the Company’s properties.

(2)	Adjustment reflects the depreciation expense resulting from the properties acquired on June 1, 2009. Such deprecation expense was based on a preliminary purchase price allocation of $2,120,000 to land, $6,948,000 to building and $532,000 to site improvements. Depreciation expense on the purchase price allocated to building is recognized using the straight-line method over a 35-year life. Depreciation expense on the purchase price allocated to site improvements is recognized using the straight-line method over a 10-year life. The purchase price allocation, and therefore depreciation expense, is preliminary and is subject to change.

(3)	Adjustment for the year ended December 31, 2008, reflects the expensing of acquisition-related transaction costs, consisting of acquisition expenses paid to affiliates of $240,928 (primarily consisting of $240,000 of acquisition fees) and other property acquisition expenses of $105,983, which are required to be expensed as incurred under SFAS No. 141(R) “Business Combinations”. No such adjustment for the six months ended June 30, 2009 was necessary as such amounts already have been expensed in the Company’s historical financial statements.

(4)	Minority interest is adjusted based on the additional pro forma earnings and the pro forma shares outstanding. Such adjustment was based upon a monthly calculation of pro forma net income and pro forma shares outstanding.

(5)	The pro forma weighted average shares outstanding were computed based on the weighted average number of shares outstanding during the period adjusted to give effect to the shares assumed to be issued had the acquisition been completed on January 1, 2008 or 2009, as applicable.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30, 2009	December 31, 2008
ASSETS
Cash and cash equivalents	$14,957,760	$2,614,632
Real estate facilities:
Land	7,402,365	3,512,365
Buildings	24,718,448	10,474,575
Site Improvements	2,569,293	1,179,784

	34,690,106	15,166,724
Accumulated depreciation	(449,191)	(89,516)

	34,240,915	15,077,208
Escrow receivable	459,338	809,214
Prepaid expenses	381,940	390,627
Deferred financing costs, net of accumulated amortization	189,419	77,374
Intangible assets, net of accumulated amortization	426,553	728,354
Restricted cash	150,340	—
Other assets	143,971	122,574

Total assets	$50,950,236	$19,819,983

LIABILITIES AND STOCKHOLDERS’ EQUITY
Secured promissory notes	$9,475,000	$4,000,000
Accounts payable and accrued liabilities	1,376,793	247,199
Due to affiliates	1,176,172	1,172,014
Distributions payable	289,148	113,306

Total liabilities	12,317,113	5,532,519
Commitments and contingencies (Note 6)
Stockholders’ equity:
Strategic Storage Trust, Inc. stockholders’ equity:
Common stock, $0.001 par value; 700,000,000 shares authorized; 5,320,087 and 2,080,559 shares issued and outstanding at June 30, 2009 and December 31, 2008, respectively	5,320	2,081
Additional paid-in capital	44,601,951	16,108,127
Distributions	(1,613,631)	(419,171)
Accumulated deficit	(4,437,400)	(1,504,293)

Total Strategic Storage Trust, Inc. stockholders’ equity	38,556,240	14,186,744

Noncontrolling interest	76,883	100,720

Total stockholders’ equity	38,633,123	14,287,464

Total liabilities and stockholders’ equity	$50,950,236	$19,819,983

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2008	2009	2008
Revenues:
Self storage rental income	$805,315	$—	$1,382,006	$—
Ancillary operating income	17,205	—	22,950	—

Total revenues	822,520	—	1,404,956	—

Operating expenses:
Property operating expenses	383,896	—	604,684	—
Property operating expenses - affiliates	131,596	—	233,243	—
General and administrative	464,763	504,328	901,307	504,328
Depreciation	219,795	8,281	382,244	8,281
Intangible amortization expense	150,901	—	301,802	—

Total operating expenses	1,350,951	512,609	2,423,280	512,609

Operating loss	(528,431)	(512,609)	(1,018,324)	(512,609)
Other income (expense):
Interest expense	(139,000)	—	(286,748)	—
Deferred financing amortization expense	(17,555)	—	(98,667)	—
Interest income	3,430	2,821	3,756	6,069
Property acquisition expenses - affiliates	(244,630)	—	(495,282)	—
Other property acquisition expenses	(792,546)	—	(1,051,449)	—
Other	(4,635)	(5,104)	(3,285)	(5,104)

Net loss	(1,723,367)	(514,892)	(2,949,999)	(511,644)
Less: Net loss attributable to the noncontrolling interest	7,321	75,686	16,892	72,470

Net loss attributable to Strategic Storage Trust, Inc.	$(1,716,046)	$(439,206)	$(2,933,107)	$(439,174)

Net loss per share - basic	$(0.40)	$(5.47)	$(0.85)	$(10.93)
Net loss per share - diluted	$(0.40)	$(5.47)	$(0.85)	$(10.93)

Weighted average shares outstanding - basic	4,269,261	80,251	3,447,868	40,175
Weighted average shares outstanding - diluted	4,273,396	80,251	3,451,231	40,175

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(Unaudited)

	Strategic Storage Trust, Inc. Stockholders
	Number of Shares	Common Stock Par Value	Additional Paid-in Capital	Distributions	Accumulated Deficit	Noncontrolling Interest	Total
Balance as of December 31, 2008	2,080,559	$2,081	$16,108,127	$(419,171)	$(1,504,293)	$100,720	$14,287,464
Gross proceeds from issuance of common stock	3,193,480	3,193	31,855,287	—	—	—	31,858,480
Issuance of restricted stock	1,250	1	12,499	—	—	—	12,500
Offering costs	—	—	(3,799,496)	—	—	—	(3,799,496)
Distributions ($0.35 per share)	—	—	—	(1,194,460)	—	—	(1,194,460)
Distributions for noncontrolling interest	—	—	—	—	—	(6,945)	(6,945)
Issuance of shares for distribution reinvestment plan	44,798	45	425,534	—	—	—	425,579
Net loss	—	—	—	—	(2,933,107)	(16,892)	(2,949,999)

Balance as of June 30, 2009	5,320,087	$5,320	$44,601,951	$(1,613,631)	$(4,437,400)	$76,883	$38,633,123

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30, 2009	Six months ended June 30, 2008
Cash flows from operating activities:
Net loss attributable to Strategic Storage Trust, Inc.	$(2,933,107)	$(439,174)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization expense	782,714	8,281
Expense related to issuance of restricted stock	12,500	—
Net loss attributable to noncontrolling interest	(16,892)	(72,470)
Increase (decrease) in cash from changes in assets and liabilities:
Prepaid expenses	8,687	(73,079)
Other assets	(43,967)	—
Accounts payable and accrued liabilities	1,129,594	—
Due to affiliates	24,192	—

Net cash used in operating activities	(1,036,279)	(576,442)

Cash flows from investing activities
Purchase of real estate facilities	(15,000,000)	—
Additions to real estate facilities	(23,382)	—
Change in restricted cash	(150,340)	—

Net cash flows used in investing activities	(15,173,722)	—

Cash flows from financing activities:
Payments on secured promissory note	(4,000,000)	—
Proceeds from issuance of secured promissory note	4,975,000	—
Deferred financing costs	(210,713)	—
Gross proceeds from issuance of common stock	31,858,480	3,215,549
Offering costs	(3,799,496)	(2,372,239)
Escrow receivable	349,876	(345,000)
Due to affiliates	(20,034)	2,191,331
Distributions paid	(593,039)	(1,399)
Distributions paid to noncontrolling interest	(6,945)	—

Net cash flows provided by financing activities	28,553,129	2,688,242

Increase in cash and cash equivalents	12,343,128	2,111,800
Cash and cash equivalents, beginning of period	2,614,632	201,000

Cash and cash equivalents, end of period	$14,957,760	$2,312,800

Supplemental disclosures of non-cash transactions:
Cash paid for interest	$286,748	$—
Distributions payable	289,148	14,733
Issuance of shares for distribution reinvestment plan	425,579	850
Seller notes payable issued in connection with purchase of real estate facilities	4,500,000	—
Purchases of furniture and equipment	—	107,035

See notes to consolidated financial statements.

STRATEGIC STORAGE TRUST, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2009

(Unaudited)

Note 1. Organization

Strategic Storage Trust, Inc., a Maryland corporation (the “Company”), was formed on August 14, 2007 under the Maryland General Corporation Law for the purpose of engaging in the business of investing in self storage facilities. The Company is subject to the general risks associated with a start-up enterprise, including the risk of business failure. The Company’s year end is December 31. As used in this report, “we” “us” and “our” refer to Strategic Storage Trust, Inc.

Strategic Capital Holdings, LLC, a Virginia limited liability company, is the sponsor of our initial public offering. Our sponsor was formed on July 21, 2004 to engage in private structured offerings of limited partnerships and other entities with respect to the acquisition, management and disposition of commercial real estate assets. Our sponsor owns a majority of Strategic Storage Holdings, LLC, which is the sole member of our advisor and our property manager.

Our advisor is Strategic Storage Advisor, LLC, a Delaware limited liability company (our “Advisor”) which was formed on August 13, 2007. Our Advisor is responsible for managing our affairs on a day-to-day basis and identifying and making acquisitions and investments on our behalf under the terms of an advisory agreement we have with our Advisor (our “Advisory Agreement”). Some of the officers of our Advisor are also officers of our sponsor and the Company.

On August 24, 2007, our Advisor purchased 100 shares of common stock for $1,000 and became our initial stockholder. Our Articles of Amendment and Restatement authorize 700,000,000 shares of common stock with a par value of $.001 and 200,000,000 shares of preferred stock with a par value of $0.001. We are currently offering a maximum of 110,000,000 shares of common stock, consisting of 100,000,000 shares for sale to the public (the “Primary Offering”) and 10,000,000 shares for sale pursuant to our distribution reinvestment plan (collectively, the “Offering”).

On March 17, 2008, the Securities and Exchange Commission (“SEC”) declared our registration statement effective. On May 22, 2008, we satisfied the minimum offering requirements of the Primary Offering and commenced formal operations. As of June 30, 2009, we had issued approximately 5.3 million shares of our common stock for gross proceeds of approximately $53.1 million.

Our dealer manager, U.S. Select Securities LLC, is one of our affiliates. Our dealer manager is responsible for marketing our shares being offered pursuant to the Offering. We intend to invest the net proceeds from the Offering primarily in self storage facilities and related self storage real estate investments. On September 25, 2008, we acquired our first two self storage facilities. As of June 30, 2009, we owned eight self storage facilities in Florida, Georgia, Kentucky, Mississippi and Virginia, comprising approximately 4,270 units and 536,000 net rentable square feet. (See Note 3).

Our property manager is Strategic Storage Property Management, LLC, a Delaware limited liability company, which was formed in August 2007 to manage our properties. Our property manager will derive substantially all of its income from the property management services it will perform for us.

Our operating partnership, Strategic Storage Operating Partnership, L.P., a Delaware limited partnership (our “Operating Partnership”), was formed on August 14, 2007. On August 24, 2007, our Advisor purchased a limited partnership interest in our Operating Partnership for $200,000 and on August 24, 2007, we contributed the initial $1,000 capital contribution we received to our Operating

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Partnership in exchange for the general partner interest. Our Operating Partnership will own, directly or indirectly through one or more special purpose entities, all of the self storage properties that we acquire. We will conduct certain activities (such as selling packing supplies and locks and renting trucks or other moving equipment) through our taxable REIT subsidiary, Strategic Storage TRS, Inc., a Delaware corporation (the “TRS”) formed on August 15, 2007, which is a wholly owned subsidiary of our Operating Partnership.

As we accept subscriptions for shares of our common stock, we transfer substantially all of the net proceeds of the Offering to our Operating Partnership as a capital contribution in exchange for additional units of interest in the Operating Partnership. However, we are deemed to have made capital contributions in the amount of the gross offering proceeds received from investors and the Operating Partnership is deemed to have simultaneously paid the sales commissions and other costs associated with the Offering. In addition, our Operating Partnership is structured to make distributions with respect to limited partnership units that will be equivalent to the distributions made to holders of our common stock. Finally, a limited partner in our Operating Partnership may later exchange his or her limited partnership units in our Operating Partnership for shares of our common stock at any time after one year following the date of issuance of their limited partnership units, subject to certain restrictions as outlined in the limited partnership agreement. We are the sole general partner of our Operating Partnership and our Advisor is currently the only limited partner of our Operating Partnership. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

Note 2. Summary of Significant Accounting Policies

The accompanying interim financial statements have been prepared by our management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and in conjunction with the rules and regulations of the SEC. Certain information and footnote disclosures required for annual financial statements have been condensed or excluded pursuant to SEC rules and regulations. Accordingly, the interim financial statements do not include all of the information and footnotes required by GAAP for complete financial statements. The accompanying financial statements reflect all adjustments, which are, in the opinion of our management, of a normal recurring nature and necessary for a fair presentation of our financial position, results of operations and cash flows for the interim period. Operating results for the six months ended June 30, 2009, are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

Principles of Consolidation

Our financial statements and the financial statements of our Operating Partnership, including its wholly owned subsidiaries, are consolidated in the accompanying consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could materially differ from those estimates.

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Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash with a maturity of three months or less at the time of purchase to be cash equivalents.

As of June 30, 2009, the Company’s account balances were fully insured by the Federal Deposit Insurance Corporation.

Restricted Cash

Restricted cash consists of impound reserve accounts for property taxes, insurance and capital improvements in connection with the requirements of one of our loan agreements.

Real Estate Purchase Price Allocation

As of January 1, 2009, we account for our acquisitions in accordance with Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standard No. 141(R), “Business Combinations” (“SFAS 141R”). Upon acquisition of a property, we allocate the purchase price of the property to the tangible and intangible assets acquired and the liabilities assumed based on estimated fair values. Acquisitions of portfolios of facilities are allocated to the individual facilities based upon an income approach or a cash flow analysis using appropriate risk adjusted capitalization rates which take into account the relative size, age, and location of the individual facility along with current and projected occupancy and rental rate levels or appraised values, if available. Allocations to the individual assets and liabilities are based upon comparable market sales information for land and estimates of depreciated replacement cost of equipment, building and site improvements. In allocating the purchase price, we determine whether the acquisition includes intangible assets or liabilities. Substantially all of the leases in place at acquired properties are at market rates, as the majority of the leases are month-to-month contracts. Accordingly, to date we have not allocated any portion of the purchase price to above or below market leases. We also consider whether in-place, at market leases represent an intangible asset. The Company recorded $877,089 in intangible assets to recognize the value of in-place leases related to its acquisitions in 2008. Additionally, we do not expect, nor to date have we, recorded intangible assets for the value of tenant relationships because we will not have concentrations of significant tenants and the average tenant turnover is fairly frequent. Under SFAS 141R, acquisition related transaction costs are required to be expensed as incurred compared to the prior practice of capitalizing such costs and amortizing them over the estimated useful life of the assets acquired. During the three and six months ended June 30, 2009, we expensed approximately $1,037,000 and $1,547,000, respectively, of acquisition related transaction costs (See Notes 3 and 8).

Evaluation of Possible Impairment of Real Property Assets

Management will continually monitor events and changes in circumstances that could indicate that the carrying amounts of our real estate assets, including those held through joint ventures may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate assets may not be recoverable, we will assess the recoverability of the real estate assets by determining whether the carrying value of the real estate assets will be recovered through the undiscounted future operating cash flows expected from the use of the asset and its eventual disposition. In the event that such expected undiscounted future cash flows do not exceed the carrying value, we will adjust the real estate assets to the fair value and recognize an impairment loss. As of June 30, 2009, no impairment losses have been recognized.

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Consolidation Considerations for our Investments in Joint Ventures

The FASB issued Interpretation No. 46 (“FIN 46R”) (revised December 2003), “Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51” (“ARB 51”), which addresses how a business enterprise should evaluate whether it has a controlling interest in an entity through means other than voting rights and accordingly should consolidate the entity. Before concluding that it is appropriate to apply the ARB 51 voting interest consolidation model to an entity, an enterprise must first determine that the entity is not a variable interest entity. We will evaluate, as appropriate, our interests, if any, in joint ventures and other arrangements to determine if consolidation is appropriate. As of June 30, 2009 and December 31, 2008, we have not invested in any unconsolidated joint ventures.

Revenue Recognition

Management believes that all of our leases are operating leases. Rental income is recognized in accordance with the terms of the leases, which generally are month-to-month. Revenues from any long-term operating leases will be recognized on a straight-line basis over the term of the lease. The excess of rents received over amounts contractually due pursuant to the underlying leases is included in accounts payable and accrued liabilities in our consolidated balance sheets and contractually due but unpaid rents is included in other assets.

Allowance for Doubtful Accounts

Tenant accounts receivable are reported net of an allowance for doubtful accounts. Management’s estimate of the allowance is based upon a review of the current status of tenant accounts receivable. It is reasonably possible that management’s estimate of the allowance will change in the future.

Depreciation of Real Property Assets

Our management is required to make subjective assessments as to the useful lives of our depreciable assets. We consider the period of future benefit of the asset to determine the appropriate useful lives.

Depreciation of our real property assets is charged to expense on a straight-line basis over the estimated useful lives as follows:

Description	Standard Depreciable Life
Land	Not Depreciated
Buildings	30 to 35 years
Site Improvements	7 to 10 Years

Corporate assets, consisting primarily of furniture, fixtures and equipment are depreciated on a straight-line basis over the estimated useful lives ranging from 3 to 5 years, and are included in other assets on our consolidated balance sheets.

Intangible Assets

The Company has allocated a portion of its real estate purchase price to in-place leases. The Company is amortizing in-place leases on a straight–line basis over 17 to 22 months (the estimated future benefit period). At June 30, 2009 and December 31, 2008, the purchase price allocated to in-place leases

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was $877,089. Amortization expense of in-place leases was $301,802 and none for the six months ended June 30, 2009 and 2008, respectively.

Amortization of Deferred Financing Costs

Costs incurred in connection with obtaining financing are deferred and amortized on a straight-line basis over the term of the related loan, which is not materially different than the effective interest method. Amortization expense of deferred financing costs was $98,667 and none for the six months ended June 30, 2009 and 2008, respectively.

Organizational and Offering Costs

Our Advisor will fund organization and offering costs on our behalf. We are required to reimburse our Advisor for such organization and offering costs; provided, however, our Advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Such costs will be recognized as a liability when we have a present responsibility to reimburse our Advisor, which is defined in our Advisory Agreement as the date we satisfied the minimum offering requirements of the Primary Offering (which occurred on May 22, 2008). If at any point in time we determine that the total organization and offering costs are expected to exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering, we will recognize such excess as a capital contribution from our Advisor. As of June 30, 2009, we do not believe total organization and offering costs will exceed 3.5% of the gross proceeds anticipated to be received from the Primary Offering. Offering costs are recorded as an offset to additional paid-in capital, and organization costs are recorded as an expense.

Accounting for Equity Awards

We account for the issuance of restricted stock in accordance with SFAS 123 (R) “Share-Based Payment” (“SFAS 123R”). SFAS 123R requires the cost of restricted stock to be measured based on the grant-date fair value and the cost to be recognized over the relevant service period. See Note 5 for additional information.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, tenant accounts receivable, other assets, accounts payable and accrued liabilities, distributions payable and amounts due to affiliates approximate fair value because of the relatively short-term nature of these instruments. The carrying value of the secured promissory notes approximates fair value based upon management’s estimates of current interest rates and terms available to the Company.

Noncontrolling Interest in Consolidated Subsidiary

As of January 1, 2009, we account for the noncontrolling interest in our Operating Partnership under SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. Due to our control through our general partnership interest in our Operating Partnership and the limited rights of the limited partner, our Operating Partnership, including its wholly owned subsidiaries, is consolidated with the Company and the limited partner interest is reflected as a noncontrolling interest in the accompanying consolidated balance sheets. The noncontrolling interest was initially reported at the $200,000 capital investment from the Advisor and was subsequently adjusted for the limited partner’s share of losses and

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distributions. The noncontrolling interest shall continue to be attributed its share of income and losses, even if that attribution results in a deficit noncontrolling interest balance. With the adoption of SFAS No. 160, the minority interest previously classified in the “mezzanine” section of the consolidated balance sheet has been reclassified as a component of stockholders’ equity, and minority interest’s share of loss is no longer being reflected in net loss. As a result, the consolidated balance sheet as of December 31, 2008 and the consolidated statements of operations for the three and six months ended June 30, 2008 have been restated to conform to the current presentation.

Income Taxes

We expect to make an election to be taxed as a Real Estate Investment Trust (“REIT”), under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ended December 31, 2008. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to currently distribute at least 90% of the REIT’s ordinary taxable income to stockholders. As a REIT, we generally will not be subject to federal income tax on taxable income that we distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will then be subject to federal income taxes on our taxable income at regular corporate rates and will not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost unless the IRS grants us relief under certain statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we will be organized and operate in such a manner as to qualify for treatment as a REIT and intend to operate in the foreseeable future in such a manner that we will remain qualified as a REIT for federal income tax purposes.

Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income.

We have filed an election to treat the TRS as a taxable REIT subsidiary. In general, the TRS may perform additional services for tenants of the Company and generally may engage in any real estate or non-real estate related business. The TRS will be subject to corporate federal and state income tax. The TRS follows SFAS No. 109, “Accounting for Income Taxes,” which requires the use of the asset and liability method. Deferred income taxes will represent the tax effect of future differences between the book and tax bases of assets and liabilities. The TRS commenced operations on September 25, 2008.

Per Share Data

We report earnings per share pursuant to SFAS No. 128, “Earnings Per Share.” Basic earnings per share attributable for all periods presented are computed by dividing net income (loss) by the weighted average number of shares outstanding during the period. Diluted earnings per share are computed by dividing net income (loss) by the weighted average number of shares outstanding, including all restricted stock grants as though fully vested.

New Accounting Pronouncements

In May 2009, the FASB issued Statement of Accounting Standards No. 165, “Subsequent Events” (SFAS 165), which establishes general standards of accounting and disclosure for events that occur after the balance sheet date but before financial statements are issued. This standard was effective for reporting periods ending after June 15, 2009 and requires disclosure of the date through which subsequent events are evaluated and whether the date corresponds with the time at which the financial statements were available for issue (as defined) or were issued. Our adoption of SFAS 165 did not have

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any impact on our consolidated financial position or results of operations, as the SFAS 165 requirements are disclosure-only in nature.

In June 2009, the FASB issued Statement No. 167, Amendments to FASB Interpretation No. 46(R), Consolidation of Variable Interest Entities (SFAS 167). This statement amends Interpretation 46(R) to require an enterprise to perform an analysis to determine whether the enterprise’s variable interests give it a controlling financial interest in a variable interest entity. This analysis identifies the primary beneficiary of a variable interest entity as the enterprise that has both of the following characteristics:

•	The power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance; and

•

The obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.

Ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity are required. This Statement is effective for the Company beginning January 1, 2010. Earlier application is prohibited. We are in the process of evaluating the consolidation principles of each of our entities and the impact of this statement is unknown at this time.

In June 2009, the FASB issued SFAS 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement No. 162 (SFAS 168). SFAS 168 provides for the FASB Accounting Standards Codification (the “Codification”) to become the single official source of authoritative, nongovernmental U.S. generally accepted accounting principles (GAAP). The Codification did not change GAAP but reorganizes the literature. SFAS 168 is effective for interim and annual periods ending after September 15, 2009, the quarter ending September 30, 2009 for the Company. The adoption of SFAS 168 will not have a material impact on our consolidated financial statements.

Note 3. Real Estate Facilities

The following summarizes our activity in real estate facilities during the six months ended June 30, 2009:

Cost:
Beginning balance	$15,166,724
Facility acquisitions	19,500,000
Improvements and equipment additions	23,382

Ending balance	$34,690,106

Accumulated Depreciation:
Beginning balance	$89,516
Depreciation expense	359,675

Ending balance	$449,191

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Best Self Storage Acquisition

On February 12, 2009, we acquired three self storage facilities located in Walton, Kentucky (“Walton Property”), Crescent Springs, Kentucky (“Crescent Springs Property”), and Florence, Kentucky (“Florence Property”), (collectively, the “Best Self Storage Portfolio”). We purchased the Best Self Storage Portfolio from unaffiliated third parties for a total purchase price of $9.9 million plus closing costs and acquisition fees which were expensed as incurred (See Note 1). We paid our Advisor $247,500 in acquisition fees in connection with this acquisition. The acquisition was funded by net proceeds from the Offering and two promissory notes totaling $4.5 million (See Note 4).

The Walton Property is a 434-unit self storage facility that sits on approximately 7.5 acres and contains approximately 72,000 rentable square feet of self storage space. The Crescent Springs Property is a 344-unit self storage facility that sits on approximately 2.6 acres and contains approximately 57,200 rentable square feet of self storage space. The Florence Property is a 517-unit self storage facility that sits on approximately 7 acres and contains approximately 81,800 rentable square feet of storage space.

We have accounted for the acquisition of these properties in accordance with SFAS 141R. We have made the following preliminary purchase price allocations: $1,770,000 to land, $7,296,000 to building, and $834,000 to site improvements. The purchase price is preliminary and therefore, subject to change, upon the completion of our analysis of appraisals and other information related to the Best Self Storage Portfolio. We anticipate finalizing the purchase price allocation by September 30, 2009 along with supplementary pro forma information. The operating results of these acquired facilities have been included in the Company’s operations since the acquisition date of February 12, 2009. For the six months ended June 30, 2009, the consolidated statement of operations includes total revenue and operating income from the Best Self Storage Portfolio of approximately $439,000 and approximately $211,000, respectively.

United Storage Portfolio Acquisition

On June 1, 2009, we acquired two self storage facilities located in Marietta, Georgia (the “Marietta Property”) and Alpharetta, Georgia (the “Alpharetta Property”) (collectively, the “United Storage Portfolio”) from unaffiliated third parties for a total purchase price of $9.6 million plus closing costs and acquisition fees which were expensed as incurred (See Note 1). We paid cash for the entire purchase price and paid our Advisor $240,000 in acquisition fees in connection with this acquisition.

The Marietta Property is an approximately 500-unit self storage facility that sits on approximately 1.2 acres and contains approximately 52,000 rentable square feet of self storage space. The Alpharetta Property is an approximately 670-unit self storage facility that sits on approximately 3.8 acres and contains approximately 76,500 rentable square feet of self storage space.

We have accounted for the acquisition of these properties in accordance with SFAS 141R. We have made the following preliminary purchase price allocations: $2,120,000 to land, $6,948,000 to building, and $532,000 to site improvements. The purchase price is preliminary and therefore, subject to change, upon the completion of our analysis of appraisals and other information related to the United Storage Portfolio. We anticipate finalizing the purchase price allocation by September 30, 2009 along with supplementary pro forma information. The operating results of these acquired facilities have been included in the Company’s operations since the acquisition date of June 1, 2009. For the six months ended June 30, 2009, the consolidated statement of operations includes total revenue and operating income from the United Storage Portfolio of approximately $105,000 and approximately $67,000, respectively.

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Note 4. Secured Promissory Notes

Best Self Storage Promissory Notes

On February 12, 2009, in connection with the acquisition of the Best Self Storage Portfolio, we entered into two promissory notes totaling $4.5 million (the “Best Notes”) issued by the sellers. The Best Notes mature on February 12, 2014 and bear a fixed interest rate of 5% per annum during the first three of their five year terms and 6% per annum during the final two years of their five year terms. Mandatory prepayments of principal totaling $2.5 million are due on February 12, 2012. The Best Notes are secured by a mortgage, security agreement and financing statement on our interest in each of the three properties and are cross-collateralized.

BB&T Loan

On March 16, 2009, we, through two wholly-owned subsidiaries of our Operating Partnership, entered into a loan agreement and related secured promissory notes with BB&T Real Estate Funding LLC (“BB&T”) in the amount of $4,975,000 (collectively, the “BB&T Loan”). Proceeds from the BB&T Loan were used to pay off in full a note payable dated September 25, 2008, in the amount of $4,000,000, and to pay loan fees and closing costs in the amount of approximately $210,000, with additional proceeds to be used to fund future acquisitions and operating expenses. The BB&T Loan matures on April 1, 2012 and bears a variable interest rate of three-month LIBOR plus 450 basis points (4.50%), with a minimum interest rate to be charged of 6.50% per annum. The interest rate will be adjusted monthly throughout the term of the BB&T Loan. We paid total loan fees in the amount of 1.5% of the funded loan amount. The BB&T Loan provides for interest-only payments during the first year of the loan term. During the second and third years of the loan term, monthly principal and interest payments shall be payable based on a 30-year amortization schedule in the second year and a 25-year amortization schedule in the third year. After March 31, 2010, we may prepay all of the BB&T Loan upon 30 days written notice to BB&T.

The BB&T Loan is secured by a deed of trust on our interest in our Biloxi Property, a mortgage on our interest in our Gulf Breeze Property, and related improvements, rents, furniture, fixtures and other items. In addition, we executed a guaranty in favor of BB&T guaranteeing the payment of the BB&T Loan. Upon the payoff of the BB&T Loan, we shall owe BB&T an exit fee in the amount of 1% of the loan proceeds, half of which shall be waived by BB&T if the payoff is accomplished with financing provided by BB&T or one of its affiliates.

Note 5. Related Party Transactions

Fees to Affiliates

We have an advisory agreement with our Advisor and a dealer manager agreement with our dealer manager, which entitles our Advisor and our dealer manager to specified fees upon the provision of certain services with regard to the Offering and investment of funds in real estate properties, among other services, as well as reimbursement for organizational and offering costs incurred by our Advisor on our behalf and reimbursement of certain costs and expenses incurred by our Advisor in providing services to us.

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Pursuant to the terms of the agreements described above, the following summarizes the related party costs incurred for the three and six months ended June 30, 2009 and the six months ended June 30, 2008:

	Three Months Ended June 30, 2009 Incurred	Six Months Ended June 30, 2009 Incurred	Six Months Ended June 30, 2008 Incurred
Expensed
Reimbursement of operating expenses (including organizational costs)	$192,478	$356,958	$507,995
Asset management fees	74,883	128,984	—
Property management fees	56,713	104,259	—
Acquisition fees and acquisition expenses	244,630	495,282	—
Capitalized
Prepaid expenses and other assets	—	—	180,114
Additional Paid-in Capital
Selling Commissions	1,412,370	2,208,800	219,594
Dealer management fee	605,302	946,628	96,436
Reimbursements of offering costs	329,333	644,068	2,056,211

Total	$2,915,709	$4,884,979	$3,060,350

As of June 30, 2009 and December 31, 2008, we had amounts due to affiliates totaling $1,176,172 and $1,172,014, respectively.

Organizational and Offering Costs

Organizational and offering costs of the Offering are being paid by our Advisor on our behalf and will be reimbursed to our Advisor from the proceeds of the Offering. Organizational and offering costs consist of all expenses (other than sales commissions and the dealer manager fee) to be paid by us in connection with the Offering, including our legal, accounting, printing, mailing and filing fees, charges of our escrow holder and other accountable offering expenses, including, but not limited to, (i) amounts to reimburse our Advisor for all marketing related costs and expenses such as salaries and direct expenses of employees of our Advisor and its affiliates in connection with registering and marketing our shares; (ii) technology costs associated with the Offering; (iii) our costs of conducting our training and education meetings; (iv) our costs of attending retail seminars conducted by participating broker-dealers; and (v) payment or reimbursement of bona fide due diligence expenses. Our Advisor must reimburse us within 60 days after the end of the month which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering.

Advisory Agreement

We do not expect to have any employees. Our Advisor will be primarily responsible for managing our business affairs and carrying out the directives of our board of directors. Our Advisor

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receives various fees and expenses under the terms of our Advisory Agreement. As discussed above, we are required under our Advisory Agreement to reimburse our Advisor for organization and offering costs; provided, however, our Advisor must reimburse us within 60 days after the end of the month in which the Offering terminates to the extent we paid or reimbursed organization and offering costs (excluding sales commissions and dealer manager fees) in excess of 3.5% of the gross offering proceeds from the Primary Offering. Our Advisory Agreement also requires our Advisor to reimburse us to the extent that offering expenses including sales commissions, dealer manager fees and organization and offering expenses are in excess of 15% of gross proceeds from the Offering. Our Advisor receives acquisition fees equal to 2.5% of the contract purchase price of each property we acquire plus reimbursement of acquisition expenses estimated to be 1.0% of the contract purchase price. Our Advisor also receives a monthly asset management fee for managing our assets equal to 0.0833% of the aggregate asset value, as defined, of our assets. Under our Advisory Agreement, our Advisor receives fees in an amount equal to up to one-half of the total real estate commission paid but in no event to exceed an amount equal to 3.0% of the contract sale price for each property we sell as long as our Advisor provides substantial assistance in connection with the sale. The total disposition fees paid (including fees paid to third parties) may not exceed the lesser of a competitive real estate commission or an amount equal to 6.0% of the contract sale price of the property. Our Advisor may also be entitled to various subordinated fees if we (1) list our shares of common stock on a national exchange, (2) terminate our Advisory Agreement, or (3) liquidate our portfolio.

Our Advisory Agreement provides for reimbursement of our Advisor’s direct and indirect costs of providing administrative and management services to us. Commencing four fiscal quarters after the acquisition of our first real estate asset, our Advisor must pay or reimburse us the amount by which our aggregate annual operating expenses exceed the greater of 2% of our average invested assets or 25% of our net income, as defined, unless a majority of our independent directors determine that such excess expenses were justified based on unusual and non-recurring factors. For any fiscal quarter for which total operating expenses for the 12 months then ended exceed the limitation, we will disclose this fact in our next quarterly report or within 60 days of the end of that quarter and send a written disclosure of this fact to our stockholders. In each case the disclosure will include an explanation of the factors that the independent directors considered in arriving at the conclusion that the excess expenses were justified.

Dealer Manager Agreement

U.S. Select Securities LLC, as dealer manager, receives a sales commission of up to 7.0% of gross proceeds from sales in the Primary Offering and a dealer manager fee equal to up to 3.0% of gross proceeds from sales in the Primary Offering. Our dealer manager has entered into participating dealer agreements with certain other broker-dealers which authorizes them to sell our shares. Upon sale of our shares by such broker-dealers, our dealer manager will re-allow all of the sales commissions paid in connection with sales made by these broker-dealers. Our dealer manager may also re-allow to these broker-dealers a portion of the 3.0% dealer manager fee as marketing fees, reimbursement of certain costs and expenses of attending training and education meetings sponsored by our dealer manager, payment of attendance fees required for employees of our dealer manager or other affiliates to attend retail seminars and public seminars sponsored by these broker-dealers, or to defray other distribution-related expenses. Our dealer manager also receives reimbursement of bona fide due diligence expenses up to 0.5% of the gross proceeds from sales in the Primary Offering.

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Property Management Agreement

Strategic Storage Property Management, LLC, our property manager, receives a fee for its services in managing our properties equal to 6.0% of the gross revenues from the properties plus reimbursement of the direct costs of managing the properties. In the event that the property manager assists with the development or redevelopment of a property, we may pay a separate market-based fee for such services.

Employee and Director Long-Term Incentive Plan

We have adopted an Employee and Director Long-Term Incentive Plan (“the Plan”) which provides for the grant of awards to our directors and full-time employees (should we ever have employees), directors and full-time employees of our Advisor, affiliate entities and full-time employees of such entities that provide services to us, and certain consultants to us and to our Advisor or to affiliate entities that provide services to us. Awards granted under the Plan may consist of restricted stock, stock options, stock appreciation rights, distribution equivalent rights and other equity-based awards. The term of the Plan is 10 years. The total number of shares of common stock reserved for issuance under the Plan is equal to 10% of our outstanding shares of stock at any time. As of December 31, 2008, no awards had been granted under the Plan. On January 27, 2009, we issued 2,500 shares of restricted stock to each of our two independent board of directors, which were valued at the current offering price of our stock on the date granted. These shares vest ratably over a period of four years from the date such director was appointed to our board of directors. On June 17, 2009 we issued an additional 1,250 shares of restricted stock to each of our two independent board of directors, which were valued at the current offering price of our stock on the date granted. These shares vest ratably over a period of four years from the date of issuance. Compensation expense is recognized ratably over the vesting period. For the six months ended June 30, 2009, we recorded an expense (included in general and administrative expense) of approximately $13,000 related to restricted stock awards.

Note 6. Commitments and Contingencies

Distribution Reinvestment Plan

We have adopted a distribution reinvestment plan that allows our stockholders to have dividends and other distributions otherwise distributable to them invested in additional shares of our common stock. We have registered 10,000,000 shares of common stock for sale pursuant to the distribution reinvestment plan. The plan became effective on the effective date of our initial public offering. The purchase price per share is to be the higher of $9.50 per share or 95% of the fair market value of a share of our common stock. No sales commission or dealer manager fee will be paid on shares sold through the distribution reinvestment plan. We may amend or terminate the distribution reinvestment plan for any reason at any time upon 10 days prior written notice to stockholders. As of June 30, 2009, we have sold 57,215 shares through our distribution reinvestment plan.

Share Redemption Program

We have adopted a share redemption program that enables our stockholders to sell their stock to us in limited circumstances. As long as our common stock is not listed on a national securities exchange or over-the-counter market, our stockholders who have held their stock for at least one year may be able to have all or any portion of their shares of stock redeemed by us. We may redeem the shares of stock

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presented for redemption for cash to the extent that we have sufficient funds available to fund such redemption. The amount that we may pay to redeem stock is expected to be the redemption price set forth in the following table which is based upon the number of years the stock is held:

Number Years Held	Redemption Price
Less than 1	No Redemption Allowed
1 or more but less than 2	92.5% of purchase price
2 or more but less than 3	95.0% of purchase price
3 or more but less than 4	97.5% of purchase price
4 or more	100.0% of purchase price

The purchase price shall equal the amount paid for the shares until the price in the Primary Offering changes or a net asset value is calculated. The redemption price is subject to adjustment as determined from time to time by our board of directors. At no time will the redemption price exceed the price at which we are offering our common stock for sale. As of June 30, 2009, no shares have been purchased by the Company.

Redemption Rights

The limited partners of our Operating Partnership will have the right to cause our Operating Partnership to redeem their limited partnership units for cash equal to the value of an equivalent number of our shares, or, at our option, we may purchase their limited partnership units by issuing one share of our common stock for each limited partnership unit redeemed. These rights may not be exercised under certain circumstances which could cause us to lose our REIT election. Furthermore, limited partners may exercise their redemption rights only after their limited partnership units have been outstanding for one year. Our Advisor is prohibited from exchanging or otherwise transferring its limited partnership units so long as it is acting as our Advisor pursuant to our Advisory Agreement.

Note 7. Declaration of Distributions

On June 17, 2009, our board of directors declared a distribution rate for the third quarter of 2009 of $0.00191781 per day per share on the outstanding shares of common stock (equivalent to an annual distribution rate of 7% assuming the share was purchased for $10) payable to stockholders of record of such shares as shown on our books at the close of business on each day during the period, commencing on July 1, 2009 and continuing on each day thereafter through and including September 30, 2009.

Note 8. Potential Mergers with Private REITs

Execution of Merger Agreement with Self Storage REIT, Inc.

On June 30, 2009, we entered into an Agreement and Plan of Merger (“REIT I Merger Agreement”) with Self Storage REIT, Inc. (“REIT I”), a private real estate investment trust sponsored by our sponsor, and SS REIT I Acquisition, Inc. (“REIT I Merger Sub”), providing for the merger of REIT I Merger Sub, our wholly-owned subsidiary, with and into REIT I, resulting in REIT I becoming a wholly-owned subsidiary of us (“REIT I Merger Transaction”).

The REIT I Merger Transaction is subject to customary conditions to closing, including the receipt of the required approval of the common stockholders of REIT I and certain lender consents. We expect that REIT I will hold a special meeting of its stockholders in September 2009 at which REIT I

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stockholders will be asked to approve the REIT I Merger Agreement and the REIT I Merger Transaction on the terms set forth therein.

If the REIT I Merger Transaction is completed, we will exchange 1.05 shares of our common stock for each 1.0 share of REIT I common stock (equivalent to $10.50 per share of REIT I common stock) as consideration for the REIT I Merger Transaction. We estimate issuing 3,475,000 shares of our common stock to the REIT I stockholders. After the REIT I Merger Transaction, current REIT I stockholders would become our stockholders with each of their shares of REIT I common stock being converted to shares of our common stock at the ratio set forth above.

We expect to complete the REIT I Merger Transaction during the third quarter of 2009 assuming that all of the conditions in the REIT I Merger Agreement are satisfied or waived.

REIT I has agreed to pay us a “break-up fee” upon certain limited instances of termination.

The REIT I Merger Agreement provides that we and REIT I will pay our own costs and expenses incurred in connection with the REIT I Merger Agreement and the transactions contemplated by the REIT I Merger Agreement. If, however, the REIT I Merger Agreement is properly terminated by either party due to the material breach by the other party of its representations, warranties or covenants, then the breaching party will pay the reasonable out-of-pocket costs and expenses incurred by the non-breaching party.

REIT I wholly owns six self storage facilities in Florida, South Carolina, Tennessee and Texas, comprising approximately 5,270 units and 759,600 rentable square feet, including drive-up, climate-controlled, RV, store-front and office units. REIT I also owns preferred equity and/or minority interests in three self storage facilities located in California and Maryland, comprising approximately 2,900 units and 401,000 rentable square feet, and an interest in a net leased industrial property in California with 356,000 rentable square feet leased to a single tenant.

Execution of Merger Agreement with Self Storage REIT II, Inc.

On June 30, 2009, we entered into an Agreement and Plan of Merger (“REIT II Merger Agreement”) with Self Storage REIT II, Inc. (“REIT II”), a private real estate investment trust sponsored by our sponsor, and SS REIT II Acquisition, Inc. (“REIT II Merger Sub”), providing for the merger of REIT II Merger Sub, our wholly-owned subsidiary, with and into REIT II, resulting in REIT II becoming a wholly-owned subsidiary of us (“REIT II Merger Transaction”).

The REIT II Merger Transaction is subject to customary conditions to closing, including the receipt of the required approval of the common stockholders of REIT II and certain lender consents. We expect that REIT II will hold a special meeting of its stockholders in September 2009 at which REIT II stockholders will be asked to approve the REIT II Merger Agreement and the REIT II Merger Transaction on the terms set forth therein. The closing of the REIT II Merger Transaction is also conditioned upon the simultaneous closing of the REIT I Merger Transaction; however, the REIT I Merger Transaction is not conditioned upon the closing of the REIT II Merger Transaction.

If the REIT II Merger Transaction is completed, we will exchange 1.0 shares of our common stock for each 1.0 share of REIT II common stock (equivalent to $10.00 per share of REIT II common stock) as consideration for the REIT II Merger Transaction. We estimate issuing 2,730,000 shares of our

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common stock to the REIT II stockholders. After the REIT II Merger Transaction, current REIT II stockholders would become our stockholders with each of their shares of REIT II common stock being converted to shares of our common stock at the ratio set forth above.

We expect to complete the REIT II Merger Transaction during the third quarter of 2009 assuming that all of the conditions in the REIT II Merger Agreement are satisfied or waived.

REIT II has agreed to pay us a “break-up fee” upon certain limited instances of termination.

The REIT II Merger Agreement provides that we and REIT II will pay our own costs and expenses incurred in connection with the REIT II Merger Agreement and the transactions contemplated by the REIT II Merger Agreement. If, however, the REIT II Merger Agreement is properly terminated by either party due to the material breach by the other party of its representations, warranties or covenants, then the breaching party will pay the reasonable out-of-pocket costs and expenses incurred by the non-breaching party.

REIT II wholly owns four self storage facilities in Alabama, Nevada, and Texas and owns a majority interest in another self storage facility in California, comprising approximately 3,125 units and 477,900 rentable square feet, including drive-up, climate-controlled, RV, store-front, wine storage and parking units. REIT II also owns minority interests in three entities with properties located in Alabama, Georgia, North Carolina and Texas, comprising approximately 9,950 units and 1.3 million rentable square feet.

During the three and six months ended June 30, 2009, we expensed acquisition costs and expenses totaling approximately $522,000 and $613,000, respectively, related to the above mergers.

Note 9. Subsequent Events

Acquisitions

On July 17, 2009, we acquired two self storage facilities located in Erlanger, Kentucky and Florence, Kentucky, from an unaffiliated third party, for a total purchase price of $9,700,000, plus closing costs and acquisition fees. We paid cash for the entire purchase price and paid our Advisor an acquisition fee of $242,500 in connection with this acquisition. We will account for the acquisition of these properties in accordance with SFAS 141R.

Potential Acquisition

On August 7, 2009, our board of directors approved the potential acquisition of a facility located in Jersey City, New Jersey from an unaffiliated third party. The purchase price for the facility is $11,625,000 and a $100,000 deposit was paid by the Company in accordance with the purchase agreement, which was assigned to us from our sponsor, Strategic Capital Holdings, LLC. We expect this acquisition to close by the end of the third quarter of 2009 using the net proceeds of our Primary Offering. The Company anticipates paying its Advisor an acquisition fee of $290,625 in connection with this acquisition.

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Offering Status

As of August 12, 2009, we have issued approximately 6.3 million shares of our common stock for gross proceeds of approximately $63.3 million.

Date of Management’s Review

The Company has evaluated subsequent events through August 12, 2009, the date which the financial statements were available to be issued.